FIRST CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF COPEACE PBC

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

CoPeace PBC, a public benefit corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), hereby certifies:

FIRST: That the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 30, 2018. The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on August 7, 2018 (the "Certificate").

SECOND: That the Board of Directors of the Corporation, upon finding it advisable to amend the Corporation's Certificate, by resolution duly adopted in accordance with the Corporation's bylaws and the General Corporation Law, approved a proposed amendment of the Amended and Restated Certificate of Incorporation of the Corporation. The resolutions setting forth the proposed amendment are as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of the Corporation be amended to increase the preferential dividend accruing per annum on Series A Preferred Stock from 4.5% to 5.0%, and thereby changing Article Fourth, Section B.1. Dividends to read in full as follows:

> From and after the date of the issuance of any shares of Preferred Stock, dividends shall accrue at the rate per annum of 5.0% of the applicable Original Issue Price (as defined below) on shares of Series A Preferred Stock and at the rate per annum of 3% of the applicable Original Issue Price on shares of Series B Preferred Stock (in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Preferred Stock) (the "**Accruing Dividends**"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Section 1 or in Subsection 2.1, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the amount of the aggregate Accruing Dividends then accrued on such share of Preferred Stock and not previously paid. The "**Original Issue Price**" shall mean, with respect to the Series A Preferred Stock, $100.00 per share and,

with respect to the Series B Preferred Stock, $120.00 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

SECOND: That thereafter, the proposed amendment was approved by written consent of the stockholders of the Corporation in accordance with the Bylaws and section 228 of the General Corporation Law of the State of Delaware.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 6/2/2019 day of June, 2019.

DocuSigned by:

By: Craig Jonas

1A63A5CC14334A2...

Craig Jonas, President